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Exhibit 99.1

[ 2004 ANNUAL REPORT ]
LEITCH TECHNOLOGY

Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

Message to Shareholders

        When I joined Leitch as president and CEO in November 2003, I had been with a direct competitor of Leitch for seven years. Prior to that, I had worked in the Far East, managing the region for yet another rival company. My history as a ten-year, direct competitor to Leitch enabled me to bring a unique perspective to my new position — one of an outsider who recognized both the strengths and weaknesses of a rival organization over many years.

        From the outside I saw a dedicated professional television company with a good product portfolio, a strong brand, a loyal installed base of customers and solid distribution partners. I also saw Leitch as a company that needed to broaden its product offering and re-engineer its business model to become more aggressive and cost competitive in this market. Broadcast markets are tough and competition intense, and from a financial perspective, Leitch has not performed well in the last few years.

        Despite the obvious challenges, I took this position because I believe Leitch can become the premier supplier to the professional video industry. Because Leitch is solely dedicated to and focused on this market, it does not suffer the distractions of many of our competitors, making it uniquely positioned to create customer intimacy. This dedication and focus will enable Leitch to overcome the weak performance of the last three years and become a leader in the industry.

VALUE PROPOSITION

        In the market of the future, the low cost producer wins. Our goal is to return Leitch to profitability by driving revenue growth and becoming the cost leader in the industry. With a leaner cost structure, we can ensure we have money to invest in our future, allowing us to more easily weather the inevitable downturns that a capital equipment purchase market like ours experiences. At the same time, we are committed to reducing cost structure without materially impacting our R&D investment or our ability to provide premium service to our customers.

        The formula for profitability is simply stated, but the "devil is in the details." By increasing revenues and margins and reducing operational costs, you will reach profitability; however, the challenge lies in management's commitment to the execution of a plan that invigorates future growth while achieving profitability. I believe the actions we have taken over the last six months demonstrate my resolute commitment to executing the aggressive turnaround strategy outlined last December.

        The path to full turnaround will undoubtedly be a lengthy one, but as FY2004 came to a close, we had achieved some significant progress.

SIGNS WE'RE ON THE WAY

        Since I joined Leitch, our turnaround strategy has shown some early signs of success. Following are some of our key accomplishments for the period:

        Revenue improvement in the last quarter was accomplished through targeted internal sales reorganization; strategic focus on specific regional markets such as Europe and Asia; and steadily increasing momentum in the areas of VP&D and Servers as our refreshed product lines gain traction in the marketplace.

        Reduced operating losses were realized despite the spike in costs related to our largest annual trade show, NAB, in the fourth quarter. This reduction has been accomplished by implementing aggressive operational savings initiatives including reduced discretionary spending, facilities consolidations and targeted headcount reduction focused on flattening the organization structure.

        Increased cash position was achieved largely through improved accounts receivable collections and inventory reduction activities.

        Acquisition of Videotek, which was a part of our continuing efforts to seek accretive opportunities as an external growth strategy.

        A strong showing at NAB 2004 was reflected in the eight prestigious industry awards we received for new products.

CONTINUING INITIATIVES

        In FY05, Leitch will continue the aggressive cost-reduction activities begun in the last six months and significantly expand our initiatives to grow revenue.

Cost Reduction

        Our efforts to become the industry's cost leader will carry on through FY05, as we continue to exert relentless pressure on discretionary spending and focus on streamlining our operating infrastructure.

        Key to the company's return to profitability and future growth is our goal to drive our gross margin above 50%. We believe this goal is tenable through accelerated conversion to our new focused product line, which will improve efficiencies associated with inventory, carrying costs, planning, purchasing and manufacturing management.

        Another critical objective in FY05 is to develop a more flexible manufacturing strategy that will allow us to achieve the lowest cost in the industry, while raising total quality levels above our competitors. To meet the broadcast industry's demand for quick shipments, we are working to achieve a streamlined logistical supply and delivery system with the highest turnover in the industry. This strategy will be executed through strategic capital purchases and the evaluation of outsourcing opportunities as they make financial and operational sense.

Revenue Growth

        With HDTV expected to be a key growth segment of the broadcast market, Leitch is prepared to capitalize on the trend with an expanded and enhanced HD product portfolio. New HD solutions introduced in the last year include the VelocityHD™ non-linear editor, which was unveiled at NAB to critical acclaim; the Digital Turnaround Processor™ (DTP), an all MPEG-2 stream manipulation product line that enables branding and commercial insertion on pre-compressed standard and high-definition streams inexpensively and with superior video quality; and new HD core modules in both the 6800+™ and NEO™ interface lines.

        Server system sales are also expected to experience significant growth across the industry over the next five years, and HD will be a major factor in broadcasters' purchasing decisions. With the launch of our NEXIO™ MPEG Transport Stream Server, which supports multiple compression formats in both standard and high-definition resolution, and a full HD server offering expected by the end of FY05, Leitch is ideally positioned to capitalize on this trend.

        Leitch will also continue to shift from our former position as a supplier of point products, to a company that addresses the industry's increasing demand for a fully Integrated Content Environment. Because the ultimate goal of every professional television operation is a streamlined workflow from production through to transmission, we have focused on increasing interoperability and filling the gaps in our SD and HD portfolio in order to move toward a more end-to-end product strategy.

        We have already and will continue to address some of our under-performing geographic areas such as the Americas through strategic restructuring; this restructuring includes the development of our systems engineering strategy though which we will address integrated solution sales. We will also change our distribution strategy in countries where we are under-performing against the competition, including Australia and China, which both represent significant growth potential.

        Another key strategy for growing revenue over the next year is our plan to develop service into a revenue-generating business. Service is a vital element of any sale into the broadcast industry, and after-sales and service costs can reduce gross margins significantly. We see the opportunity at Leitch to develop service into a business that will attract additional sales, and ultimately become self-sufficient and add to Leitch's overall profitability.

        In addition, we will leverage our worldwide distribution capabilities to gain international growth for our newly acquired business, Videotek, which adds a critical, complementary line of products to Leitch's existing portfolio. We will also continue to look for compatible acquisitions that are accretive to the company's overall growth.

Quality Enhancement

        Finally, we plan to lead by having the highest Total Quality in the industry. At every point where we contact a customer — from initial sale through positive installation — we will lead with quality. Our industry-wide reputation for world-class customer service has always been a highly valued asset, and with a broader portfolio, a restructured sales organization and a re-engineered manufacturing strategy, we will earn a new industry-wide reputation for highest Total Quality.

LOOKING FORWARD

        While our short-term goal to achieve profitability by the end of the 2004 calendar year is key to our current strategy and efforts, we also maintain focus on the long-term goal of becoming a worldwide technology leader in the professional video industry. Our team is committed to continuing our rigorous efforts until we achieve these goals.

        With our strong reputation and the promising advances we have made over the last year, I believe Leitch is properly positioned to drive organic growth without the benefit of any significant market upturns. We still have a way to go, but I hope that our recent actions and achievements have inspired a renewed level of trust in Leitch's management and board of directors and optimism for the future of our company.

        Finally, I would like to thank Leitch employees for their loyalty and efforts through these difficult times. All of us see better days ahead.

/s/ Tim Thorsteinson

Tim Thorsteinson
President and Chief Executive Officer

Management's Discussion and Analysis

        The following is Management's Discussion and Analysis ("MD&A") of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and the financial performance for the years ended April 30, 2004 ("2004"), 2003 ("2003") and 2002 ("2002"). This discussion should be read in conjunction with the Audited Consolidated Financial Statements and related notes. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

Cautionary statements regarding Forward-Looking statements

        This MD&A is dated June 8, 2004 and contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, economic conditions, technological, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors, which cause actual results to materially differ from those in such forward-looking statements, is contained in the Company's filings with Canadian and United States securities regulatory authorities.

OVERVIEW OF THE COMPANY

        Leitch designs, develops and distributes high-performance audio and video systems for the professional television industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable and business to business. Leitch principally conducts its business, directly and indirectly, through four wholly owned subsidiaries: Leitch Technology International Inc., an Ontario corporation and Leitch's Canadian operating subsidiary; Leitch Incorporated, a Delaware corporation and Leitch's principal US operating subsidiary; Leitch Europe Limited, a U.K. corporation and Leitch's principal European operating subsidiary; and Leitch Asia Limited, a Hong Kong company and Leitch's Asian subsidiary.

        The Company operates in an industry dependent on highly specialized products that require significant research and development investment and an infrastructure to support a global customer base on a 24/7 basis. Therefore, in order to be profitable, the Company needs to sustain high gross margins for its products. As a result of the margins, profitability is significantly impacted by fluctuations in revenue. Gross margins in the industry have typically trended in the 50-60% range; however, Leitch's gross margins have fallen below this level because the fixed cost manufacturing infrastructure is being spread over reduced volumes, the Company's older product lines are generating low margins, and from the impact of foreign exchange changes. The Company expects to return to margins in the 50-55% range over the next two years through a combination of targeted cost reductions, a shift in product mix to newer and higher margin products, and increases in volumes. The Company is also looking at ways to make its manufacturing more flexible through the use of components that can be used in a variety of products, updated equipment and outsourcing.

        Operating expenses, made up of selling and administrative plus research and development expenses, do not tend to fluctuate directly with revenues. Because of reduced revenue levels, the Company has been more focused on active cost management in 2004 in order to return the Company to profitability at current revenue levels.

        The Company believes that capital spending is stable in its core markets and is not anticipating an upturn in the market to drive revenue growth, which was part of its strategy in previous years. Instead, the Company plans to grow revenue through a more aggressive sales and marketing focus, and to capitalize on a robust product offering.

PRODUCT OVERVIEW

        Leitch's three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Server" or "Servers") and Post Production ("Post"). These products combine to allow Leitch to offer an integrated content environment to its customers. An integrated content environment is a streamlined workflow for producing, storing, processing, transmitting and managing video and audio content. The integrated content environment is what the Company delivers to its professional television customers through individual products and system solutions, regardless of the size and scope of their requirements. Leitch expects to consistently meet customer objectives and thereby provide them with a more profitable business model and enable them to achieve their definition of an integrated content environment, resulting in a streamlined workflow.

        Although the current product segments are distinct, the three product lines are closely interrelated and share resources. All three segments support the Company's professional television customers.

Video Processing and Distribution

        Leitch designs, develops and distributes high-performance audio and video systems for the professional television industry which are integral to quality processing, routing and conversion for all major professional audio/video signal formats and standards. With over thirty years of experience in this line of business, the Company is a leading presence in the video processing and distribution equipment market. The Company's video processing and distribution products include:

  •
  Interface and conversion systems: NEO™ and 6800+™ modular platforms as well as the "all in one" standalone DPS 575 non-modular solution;

  •
  Master Control solutions: Opus™ master control and LogoMotion™ II branding;

  •
  Reference products for virtually any synchronization, test and time application;

  •
  Signal distribution and routing: Integrator™ Gold and Panacea™;

  •
  Network monitoring and control: SuiteView™, Command Control System applications including CCS Navigator™ and CCS Pilot™; and

  •
  Test and measurement equipment, which was added after year end through the acquisition of Videotek, Inc., discussed below.

        During the past year, the Company completed a major refresh of its video processing and distribution product lines. This culminated in a fourth quarter 2004 product restructuring, which accelerated the transition from older product lines to newer platforms. Specifically, in interface and conversion products, the newer platforms NEO and 6800+ are replacing the Genesis™, DigiBus™, 1600 and 6800 lines. In distribution and routing, the new Panacea platform is replacing the XPlus™, Via™, Prophecy™ and Xpress™ lines.

Video Servers

        Leitch's Server product line provides high-quality, real-time disk-based solutions for news, sports and transmission applications. The Company is a leader in storage area networks for the professional television industry. The product line provides scalable solutions for the vertical market, accommodates all the current TV formats and provides connectivity over TCP/IP networks. The product line includes hardware infrastructure and software solutions focused on the transmission and news markets. This includes the ability to ingest, store, browse, edit and play out media. The shared storage environment allows for operational efficiencies and workflow enhancements as the industry transitions from analog to digital TV. Digital TV services for cable and broadcasting are still in the early stages of deployment. Sales of server systems as the core component of digital TV infrastructure are expected to grow over the next five years.

        During fiscal 2004 the Company introduced NEXIO™, its new server platform. NEXIO is a highly flexible and cost-effective server system that provides a powerful foundation for any integrated content environment. Designed for both transmission and news environments, NEXIO features exceptional scalability, fault tolerance and interoperability. A key element to the new platform is the ability to handle high definition ("HD") signals. The Company's previous generation of Server, the VR™, did not have sufficient bandwidth to support HD. Although the current version of the NEXIO server is not HD, it will be upgradeable to HD, and the Company expects to have a full HD server offering by the end of fiscal 2005.

Post Production

        Post products provide content creation through a line of hardware and software solutions for editing, special effects, compositing, animation, and DVD creation. These products are used by organizations that create video content, including broadcasters, production companies, cable companies, corporations, educational institutions and government entities. The Company has earned recognition for its Velocity™ series of non-linear editing products, most recently for VelocityHD™, which is powered by the Company's advanced Altitude™ hardware. The VelocityHD won six awards at the April 2004 National Association of Broadcasters ("NAB") convention, and is expected to begin shipping in the first quarter of fiscal 2005.

HIGHLIGHTS FOR THE YEAR

Management Changes

        During 2004, the Company made a number of changes in senior management. The following highlights the changes:

  •
  In November 2003, Tim Thorsteinson accepted the position of CEO. Mr. Thorsteinson brings extensive experience in the professional television market, most recently with Thomson Broadcast and Media Solutions, where he led the Broadcast product line.

  •
  In February 2004, David Toews was appointed to the position of chief financial officer following the resignation of Reg Tiessen. Mr. Toews has been with Leitch for over three years as vice president, finance, and is a chartered accountant with over 10 years of post-qualifying experience.

  •
  In March 2004, Salil Munjal, who was appointed chief operating officer in July 2003, left the Company and the position of COO was eliminated.

  •
  In February 2004, Barry Todd, head of international sales and Robert Seufferheld, head of sales for the Americas, left Leitch. Mr. Todd's position is not being replaced, and Brian Cabeceiras has been promoted to vice president of sales for the Americas. Mr. Cabeceiras held a senior role in the Americas sales function, and that position has been combined with the VP sales position.

  •
  In April 2004, the Company appointed Stephen Wong as vice president, Asia Pacific operations. Mr. Wong brings extensive experience growing broadcast businesses in the Far East, most recently with Thomson Broadcast and Media Solutions.

  •
  In June 2004, subsequent to year-end, the Company appointed Jim Sakaguchi as vice president of customer fulfillment. With a career spanning more than 25 years in the areas of customer service and logistics management, Sakaguchi was previously with Grass Valley/Thomson, where he served as vice president of worldwide customer service, quality and information systems.

Cost Reduction

        During the first and fourth quarters of fiscal 2004, the Company initiated a number of cost reduction plans. These plans were substantially completed by the end of fiscal 2004 and consisted of the following initiatives:

  •
  Headcount reductions resulting in estimated savings of $9.0 million annually, executed throughout 2004. Severance costs associated with these reductions were $6.7 million. Headcount at the beginning of 2004 was 801 staff, and these initiatives reduced headcount to 696 at the end of 2004. Specific initiatives related to headcount included:

  –
  The relocation of the Company's US head office from Chesapeake, VA, to its existing facility in Burbank, CA;

  –
  The relocation of the Company's U.K. research and development ("R&D") functions to Toronto, Ont.;

  –
  Targeted headcount reductions focused on management positions to flatten the organization structure.

  •
  During the fourth quarter, the Company initiated plans to reduce its facility requirements, and to consolidate its operations in Toronto and the U.K.

  –
  During the fourth quarter, the Company completed its consolidation of U.K. facilities and moved from two floors to a single floor in its existing facility. The total charge associated with this move was $6.0 million and is expected to result in cost savings of approximately $1.1 million per year. The liability is expected to be paid over the remaining life of the lease, which is approximately seven years.

  –
  The Company plans to complete the consolidation of its Toronto facilities in the first quarter of fiscal 2005. The plan will reduce the space occupied at 150 Ferrand Drive in Toronto from three floors to one, relocating staff to the Company's Toronto manufacturing facility and increasing utilization of the remaining floor at 150 Ferrand. The Company expects to record charges of approximately $3.5 million to $5.5 million in the first quarter of fiscal 2005 associated with this initiative, with anticipated annual savings of approximately $1.0 million. The liability is expected to be paid over the remaining life of the lease, which is approximately seven years.

  •
  During the fourth quarter, the Company recorded a $9.6 million charge to inventory as part of the restructuring activities to simplify the Company's product portfolio and related manufacturing processes. As a result of the simplification, the Company was able to reduce its headcount in the Toronto manufacturing facility by 30 staff in May of 2004. The Company expects to take a $1.0 million charge in its first quarter of fiscal 2005 in relation to these activities.

  •
  Other cost reduction initiatives include:

  –
  Reduction of discretionary spending, including travel and non-inventory materials.

  –
  Replacement of the Company car program with a reduced car allowance program.

  –
  Removal of non-critical consulting activities.

Product Announcements

        Part of the Company's strategy to grow revenue focuses on rounding out the Company's new product offerings, emphasizing its HD portfolio. While reducing the cost base, the Company was able to make significant product introductions and upgrades in 2004 including:

  •
  Unveiling NEXIO™, a new shared storage media server at IBC (International Broadcasting Convention) 2003. NEXIO is a highly flexible and cost-effective server system that provides a powerful foundation for any Integrated Content Environment. Designed for both transmission and news environments, NEXIO offers exceptional scalability, fault-tolerance and interoperability, while providing customers with a viable path to HD in its server platform.

  •
  Launching NewsFlash Preditor™, a best-in-class low-resolution editing environment based on the NEXIO platform.

  •
  Introducing the Digital Turnaround Processor™ (DTP) at NAB 2004, the next-generation product from the Agilevision™ acquisition made in 2002. The DTP won a Broadcast Engineering Magazine Pick Hit Award at NAB.

  •
  Introducing VelocityHD, the Company's new HD non-linear editor, at NAB 2004, which won six awards at the show.

  •
  Upgrading of routing product lines to support HD with Panacea and Integrator Gold™.

  •
  Adding HD and control into the 6800 platform with 6800+.

Financing

        During the second quarter of 2004, the Company issued 4,788,000 common shares through a public offering for net proceeds of $20.5 million. The funds were to be used for funding future acquisitions to expand skills and technology necessary for the execution of the Company's strategic plans, working capital and general corporate purposes. Subsequent to year-end, the Company used these funds to acquire Videotek, Inc. ('Videotek').

RECENT DEVELOPMENTS

Acquisition of Videotek

        Subsequent to year-end, the Company acquired all the shares of Videotek, a privately owned company based in Pennsylvania, USA. Videotek has been in business for over 30 years. It designs, manufactures and distributes hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional television market. These products will be reported in the Company's VP&D product segment. Approximately 70% of Videotek's revenue comes from sales in the United States.

        The acquisition is expected to contribute approximately $24 million in annual revenue, and $2 million in earnings before amortization, equity interests and income taxes to Leitch's consolidated results. Videotek's products complement Leitch's existing VP&D product offering, and are sold through the same channels to the same customers.

        Purchase consideration for the acquisition totaled $21.9 million, plus $2.7 million to be paid upon achieving certain revenue and margin targets in the first year after acquisition. The acquisition was funded through cash resources. The excess cost over the fair value of net tangible assets acquired of approximately $12.4 million will be allocated to intangible assets and goodwill. Any amounts allocated to intangible assets will be amortized over their useful lives.

        As the acquisition occurred subsequent to year-end, all financial analysis in this MD&A excludes any impact from the acquisition of Videotek.

COMPANY STRATEGY

Overview

        The Company's strategy is to capitalize on its strong customer position, brand name, technical skills, business model and access to capital markets to grow profitably in the professional television market and provide an adequate return on investment to its shareholders. The Company has identified its target operating model and is working to achieve this model over the next two to three years. The following chart highlights the Company's target operating model and how Leitch is currently performing against that model:

	Target	2004		2003
Revenue	100%	100%		100%
Margin	55%	45%	*	50%
Operating expenses	40%	56%	**	56%

Net Operating Income (Loss) before tax	15%	-11%		-7%

*
Adjusted for inventory charge of $9.6 million

**
Adjusted for restructuring charges of $13.4 million

        Leitch has adopted a near-term strategy to return to profitability by driving revenue growth and becoming the low-cost leader in the industry. These initiatives are discussed in more detail below:

Drive revenue growth:

  •
  Focus R&D investment on rounding out the product offerings, with emphasis on HD products, to capitalize on the expected shift in capital spending to HD equipment.

  •
  Address under-performing geographic areas by upgrading sales management and changing the distribution strategy in under-performing countries.

  •
  Realign the sales organization to include systems engineering, to address integrated solution sales that will capitalize on Leitch's broad product portfolio and improve customers' ability to work with Leitch.

  •
  Improve the service model by generating additional revenue from services, including extended warranties and consulting services.

  •
  Pursue accretive acquisition opportunities where there is minimal product overlap or significant synergies to be achieved.

Address cost base to be the low-cost leader:

  •
  Flatten the organization structure to reduce costs and increase response time and flexibility.

  •
  Reduce infrastructure and discretionary spending through targeted purchasing plans, increased spending controls, facility consolidation and headcount reduction.

  •
  Drive gross margin improvement through accelerated conversion to new product lines, which will improve efficiencies associated with inventory, carrying costs, planning, purchasing and manufacturing management.

  •
  Develop a more flexible manufacturing strategy through the evaluation of outsourcing opportunities as they make financial and operational sense, and targeted capital purchases.

  •
  Extract cash from balance sheet through improved collection efforts and reduced inventory levels, to be achieved through tighter controls over inventory and the streamlined product offering.

        The success of the strategy will be measured by how the Company does against its target operating model. As a result of the specialized products and infrastructure required to support the business, the Company does not believe the target operating model can be achieved at its current revenue levels through cost-cutting alone. The Company believes it can achieve the target operating model with revenues in the range of $250-$300 million per annum. It plans to grow revenue both organically through the initiatives outlined above as well as through acquisitions, such as Videotek, in order to achieve the necessary revenue growth.

OVERALL PERFORMANCE OF COMPANY

Definitions

        The Company focuses its analysis on "Net Operating Income (Loss)" and Net earnings (loss). Net Operating Income (Loss) and Net earnings (loss) are reconciled in the table below. Net Operating Income (Loss) is calculated as Earnings (loss) from continuing operations before restructuring charges, amortization, write-downs and equity interests less Income taxes (excluding income taxes — partly owned businesses). Net Operating Income (Loss) for the years ended April 30, 2004, 2003 and 2002 was ($15.2 million), ($9.6 million) and $1.0 million respectively.

        Net Operating Income (Loss) is not a measure of performance under Canadian or US GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net earnings (loss) prepared in accordance with Canadian or US GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove restructuring, acquisition and investment related charges as well as discontinued operations, which the Company views as outside its core operating results.

        The following table reconciles Net earnings (loss) to Net Operating Income (Loss):

Year ended April 30,

($000's)	2004	2003	2002
Loss for the year under Canadian GAAP	$(37,299)	$(98,496)	$(44,672)
Inventory charge	9,634
Restructuring charges	13,382	—	—
Write-down and amortization:
Goodwill	—	73,824	—
Acquired technology	—	15,258	5,801
Equity interest in losses of partly owned businesses	(54)	(189)	30,245
Income taxes — partly owned businesses	—	—	2,133
(Gain) loss on disposal of discontinued operations, net of tax benefit	(827)	—	7,446

Net Operating Income (Loss)	$(15,164)	$(9,603)	$953

Results From Operations

        The Company has been experiencing declining revenue and margin over the past three years. Revenue has been impacted by a weakening US dollar against the Canadian dollar, as well as by an aging product portfolio that lagged the market in terms of a robust HD product offering. Gross margin has been negatively impacted by currency effects, an aging product portfolio that generated lower margins, as well as inefficiencies created by managing both the new product platforms introduced over the past two years, and the older product platforms. Reduced sales volume also impacted margin, as fixed costs were spread over smaller volumes.

        The Company has reacted to decreased revenues and margins through a series of cost-cutting measures. In the fourth quarter of 2004, the Company accelerated the transition to new products to simplify its manufacturing process, and reduce the number of platforms to be managed.

        Details around revenue, margin and expenses are explained below.

        The following table shows the Company's results from operations as they related to Net Operating Income (Loss) (as defined above) and net loss.

Summary Financial Results

	Year ended April 30,			Increase (Decrease)
($000's except per share amounts)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
Revenue	$154,586	$179,981	$198,242	$(25,395)	-14%	$(18,261)	-9%
Cost of goods sold (adjusted1)	85,184 [1]	90,334	93,548	(5,150)	-6%	(3,214)	-3%

Gross margin (excluding restructuring1)	$69,402 [1]	$89,647	$104,694	$(20,245)	-23%	$(15,047)	-14%

Expenses (income)
Selling and administrative	$57,947	$68,411	$69,782	$(10,464)	-15%	$(1,371)	-2%
Research and development	32,243	36,760	37,353	(4,517)	-12%	(593)	-2%
Less investment tax credits	(2,977)	(3,532)	(3,516)	555	-16%	(16)	0%
Investment income, net	(404)	(144)	(260)	(260)	181%	116	-45%

Operating expenses[2]	$86,809 [2]	$101,495	$103,359	$(14,686)	-14%	$(1,864)	-2%

Income taxes (recovery)	(2,243)	(2,245)	382	2	0%	(2,627)	-688%

Net Operating Income (Loss)	$(15,164)	$(9,603)	$953	$(5,561)	58%	$(10,556)	-1108%

Net Operating Income (Loss) per share
Basic	$(0.46)	$(0.32)	$0.03	$(0.14)	-44%	$(0.35)	-1167%
Diluted	(0.46)	(0.32)	0.03	(0.14)	-44%	(0.35)	-1167%
Adjusted gross margin %	45%	50%	53%	-5%		-3%
Selling and admin as % of sales	37%	38%	35%	-1%		3%
Gross R&D as % of sales	21%	20%	19%	0%		2%

(1)
2004 excludes inventory charge of $9.6 million

(2)
2004 excludes restructuring charges of $13.4 million

Additional Selected Financial Information

	Year ended April 30,				Increase (Decrease)
($000's except per share amounts)	2004		2003	2002	2004 vs. 2003%		2003 vs. 2002%
Loss from continuing operations	$(38,126	) $	(98,496)	$(37,226)	$60,370	61%	$(61,270)	-165%
Loss per share from continuing operations:
Basic	(1.16)		(3.31)	(1.25)	2.15	65%	(2.06)	-165%
Diluted	(1.16)		(3.31)	(1.25)	2.15	65%	(2.06)	-165%
Loss for the year	(37,299)		(98,496)	(44,672)	61,197	62%	(53,824)	-120%
Loss per share:
Basic	(1.13)		(3.31)	(1.50)	2.18	66%	(1.81)	-120%
Diluted	(1.13)		(3.31)	(1.50)	2.18	66%	(1.81)	-120%
Total assets	176,396		187,466	308,258	(11,070)	-6%	(120,792)	-29%
Long term financial liabilities	$5,880		—	—	$5,880

REVENUE

Product Segments

        The following table summarizes the revenue by product line for the past three years, with variances from year to year:

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
VP&D	112,471	126,537	140,779	(14,066)	-11%	(14,242)	-10%
Servers	26,757	32,667	35,252	(5,910)	-18%	(2,585)	-7%
Post Production	15,358	20,777	22,211	(5,419)	-26%	(1,434)	-6%

Total Revenue	154,586	179,981	198,242	(25,395)	-14%	(18,261)	-9%

2004 vs. 2003

        Revenue was down across all product lines. Approximately $16 million of the $25.4 million decrease in revenue is attributable to the weakening of the US dollar against the Canadian dollar. The foreign exchange impact is not isolated to any product line and impacts all product lines by approximately 9%. Fluctuations in revenue other than foreign exchange impacts are discussed below.

        VP&D was impacted by decreases in revenue from its Agilevision product offering. Revenue from the Agilevision product, acquired in late fiscal 2002, decreased by approximately $5.0 million from 2003 to 2004, due largely to a longer than expected gap in the introduction of the next generation product. The new product, the Digital Turnaround Processor ("DTP"), was introduced at NAB in 2004, and the Company is evaluating the market viability of this new product. The Company expects to make a decision whether to continue to invest in Agilevision based on the success of the DTP in the first half of fiscal 2005. The Company believes it lost market share in VP&D during 2004, as the market was stable or growing slightly. The Company believes the reason it lost market share was because its product line refresh was still being completed at the beginning of 2004. The Company also believes it had fallen behind the market relative to high-definition ("HD") product introductions. The Company has been working to introduce HD products since 2003, and is introducing, or already has introduced products to address the gap in its HD offering. The Company expects to regain share during 2005 with its newer products.

        Servers were impacted by a product transition, most significantly in the second quarter of fiscal 2004, due to the introduction of NEXIO™ in September 2003. Customers deferred their buying decisions pending their review of the product or to ensure the availability of a full product offering. Servers represent the largest growth opportunity in the professional television industry as broadcasters move from a tape-based infrastructure to a disk-based infrastructure. The Company believes it is well positioned in this market with the new NEXIO platform and its proprietary shared storage technology.

        Post Production revenues fell approximately 17%, excluding the impacts of foreign exchange. This decrease is attributable to an aging product line as the Velocity product introduced last year was not HD-ready. The Company introduced the next generation of non-linear editing products at NAB in 2004, where VelocityHD received six awards. The Company expects that revenue in Post Production will improve in fiscal 2005 with the new product.

2003 vs. 2002

        The decrease in revenue from fiscal 2002 to 2003 was largely attributed to a slowdown in spending in the market. While the Company now believes it also lost share during 2003, it believed there was a general slowdown and delay in large project purchases.

        The VP&D product line refresh mentioned above was in process during 2003, and the new platforms were completed toward the end of the Company's 2003 fiscal year and therefore did not have a significant impact on fiscal 2003 results. Shipments of the numerous new and upgraded products began in the first and second quarters of fiscal 2004.

        The small declines in Server and Post from 2002 to 2003 were not viewed as significant in the economic environment. Post sales were lifted by the introduction of VelocityQ mid-year, but were impacted by the continued economic slowdown. Server sales may have been impacted by the lack of an HD server offering; however, it is not clear that this had a significant impact in 2003.

GEOGRAPHIC SEGMENTS

        The following table summarizes the revenue by geography for the past three years, with variances from year to year:

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
USA	62,963	89,874	97,119	(26,911)	-30%	(7,245)	-7%
Non-US Americas	21,870	27,134	32,611	(5,264)	-19%	(5,477)	-17%
Europe	38,042	33,034	39,065	5,008	15%	(6,031)	-15%
Pacific Rim	31,711	29,939	29,447	1,772	6%	492	2%

Total Revenue	154,586	179,981	198,242	(25,395)	-14%	(18,261)	-9%

        Approximately $16 million of the $25.4 million decrease in revenue from 2003 to 2004 is attributable to the weakening of the US dollar against the Canadian dollar. The impact is focused in the USA and Pacific Rim, where the Company sells predominantly in US dollars. The currency impact in Europe and Non-US Americas was not significant. Fluctuations in revenue are discussed below:

2004 vs. 2003

        Revenues in the USA decreased by approximately $11.0 million due to currency impacts. The USA market is where the Company experienced the largest decrease in Server sales, and the $5.0 million reduction in Agilevision product sales mentioned above was also in the USA. The Company also believes it lost share in its VP&D segment in the USA due to the lack of a comprehensive HD offering. Further, the Company believes that its sales force in the USA and Non-US Americas has been under-performing in the marketplace. During the fourth quarter of 2004, the Company made several changes in its USA sales force to address this issue. The product impacts are discussed in the Product Segment section above.

        Non-US Americas has continued to be adversely impacted by political and economic problems in several South American countries. While the Company has seen some improvements in this region, it continues to be a challenging environment.

        Europe recovered significantly from a very difficult 2003. The European market is not driven as much by HD technology as the USA and some parts of the Pacific Rim, and therefore, the lack of a complete HD offering did not result in decreased sales. In general, the European and Middle Eastern markets were strong for Leitch in 2004.

        The Pacific Rim saw 6% growth, despite the almost $5.0 million negative impact on revenue due to the effects of foreign exchange. The Pacific Rim continues to be the largest growth opportunity for the Company, as markets such as China are early in the broadcast infrastructure build out compared to the more mature European and US markets.

2003 vs. 2002

        The decrease in revenue in the USA was predominantly realized during the Company's fourth quarter as the war in Iraq significantly impacted the Company's customers worldwide as their priorities shifted to providing coverage of the war. The Company's lag in HD products may have also been a factor.

        Revenue in the Non-US Americas was adversely impacted by political and economic problems in several South American countries.

        The decrease in Europe sales was largely market driven, as certain geographies, most notably Germany, saw sharp declines in spending. These declines were believed to be macroeconomic driven.

        Revenue in the Pacific Rim grew slightly from 2002 to 2003. The SARS outbreak in Asia had a negative impact on Pacific Rim revenue in the fourth quarter.

GROSS MARGIN

        The following chart summarizes the gross margin and gross margin as a percentage of sales for the past three years:

	Year ended April 30,				Increase (Decrease)
($000's)	2004		2003	2002	2004 vs. 2003%		2003 vs. 2002%
Revenue	154,586		179,981	198,242	(25,395)	-14%	(18,261)	-9%
Cost of goods sold (adjusted)	85,184	[1]	90,334	93,548	(5,150)	-6%	(3,214)	-3%

Gross margin (excluding restructuring)	69,402	[1]	89,647	104,694	(20,245)	-23%	(15,047)	-14%

Adjusted gross margin %	45%		50%	53%	-5%		-3%

(1)
Figures shown exclude the $9.6 million charge discussed below.

        The Company has experienced significant declines in gross margin over the past three years. This decline is attributable to a number of factors, including:

  •
  Inefficiencies related to maintaining significant product portfolios to support older product lines as well as the Company's new product platforms introduced in the past two years.

  •
  Decreased sales volumes over which to spread the fixed manufacturing costs.

  •
  Foreign exchange fluctuations, as the Canadian dollar strengthened in relation to the US dollar. This resulted in a reduction of revenue by approximately $16 million and an impact to gross margin. The impact on gross margin is not as significant as the impact on revenue because it is mitigated by raw material purchases, which are mostly made in US dollars.

        The Company undertook a restructuring in the fourth quarter of 2004 in order to streamline its manufacturing process and accelerate the transition to newer products with higher gross margins. This streamlining will allow the Company to remove the inefficiencies associated with managing both old and new product lines. As a result of this restructuring the Company recorded a $9.6 million charge to cost of goods sold in the fourth quarter. This charge has not been included in the chart above.

        The Company expects gross margins to improve as a result of the restructuring activities discussed above.

Selling and Administrative Expenses

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
Selling and administrative	$57,947	$68,411	$69,782	$(10,464)	-15%	$(1,371)	-2%
Selling and admin as % of sales	37%	38%	35%	-1%		3%

        Selling and Administrative expenses include sales, customer service, marketing, administration and allocations of shared costs, including facilities and infrastructure costs. For the most part, this expense base is fixed in nature and does not fluctuate directly with revenue. The Company's strategy from 2002 to mid-2004 was to reduce expenses without impairing its ability to respond when the capital spending market returns. In the latter half of 2004 the Company changed its strategy to aggressively reduce costs in order to return the Company to profitability, independent of any increase in capital spending in the professional television market. The cost-cutting initiatives are discussed in more detail in the Highlights for the Year section above.

        The Company maintains the majority of its sales infrastructure in the USA in addition to a number of other service and administrative functions. Approximately $5.6 million of the decrease in selling and administrative expenses from 2003 to 2004 was the result of foreign exchange impacts, as the US dollar weakened against the Canadian dollar in 2004. The Company also realized approximately $5.9 million in savings through its cost reduction initiatives, which were offset by increased costs related to the December 2003 annual general meeting, of approximately $1.0 million.

        The Company expects selling and administrative costs to decrease as a result of its cost management initiatives; however, this decrease will be offset by increases from the acquisition of Videotek.

Research and Development

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
Research and development	32,243	36,760	37,353	(4,517)	-12%	(593)	-2%
Less investment tax credits	(2,977)	(3,532)	(3,516)	555	-16%	(16)	0%
Gross R&D as % of sales	21%	20%	19%	1%		1%

        The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, enhance its product portfolio, and provide new products with new functions and efficiencies to the professional television industry. This investment drives future revenues and margins through new product introduction and more cost-effective designs. R&D spending does not fluctuate with current revenues; however, the Company monitors this spending in relation to revenues and adjusts spending when appropriate.

        The decrease in spending in R&D from 2003 to 2004 was due to foreign exchange impacts of approximately $2.4 million and cost reduction initiatives. In the first quarter of 2004, the Company reduced R&D costs by consolidating certain VP&D and Post functions and facilities.

Other Charges

        The following chart summarizes the charges that are not included in the Company's Net Operating Income (Loss), but are included in the calculation of Net earnings (loss):

	Year ended April 30,
($000's)
	2004	2003	2002
Inventory charge	$9,634	—	—
Restructuring charges	13,382	—	—
Write-down and amortization:
Goodwill	—	73,824	—
Acquired technology	—	15,258	5,801
Equity interest in (earnings) losses of partly owned businesses	(54)	(189)	30,245
Income taxes — partly owned businesses	—	—	2,133
(Gain) loss on disposal of discontinued operations, net of tax benefit	(827)	—	7,446

	$22,135	$88,893	$45,625

        During 2004 the Company recorded an inventory charge of $9.6 million, which has been recorded as a charge to cost of goods sold. This charge represents the write-down of inventory related to the Company's accelerated transition to new products, and as the result of simplifying the Company's product portfolio and related manufacturing processes. This charge is non-cash in nature, and was taken to reflect the revised net realizable value of components and finished goods on hand as the Company accelerated the obsolescence of its older product lines.

        Restructuring charges of $13.4 million are the result of a number of restructuring activities, which are described in more detail in the Highlights for the Year section above. The charges are made up of severance costs totaling $6.7 million costs associated with vacating one floor of the facilities in the UK totaling $6.0 million, and other charges of $0.7 million. The severance arose from the headcount reduction plans undertaken during the first and fourth quarter of 2004 and will be paid in cash within 14 to 16 months after year-end. The UK lease exit costs will be paid over the remaining seven-year life of the lease, unless more favorable termination costs can be negotiated.

        In fiscal 2003, the Company assessed the fair value of its intangible assets and determined that their carrying value was impaired. Accordingly, the Company wrote down its entire balances of goodwill and acquired technology during the fourth quarter of 2003. The total write down was $83.1 million.

        During fiscal 2002, the Company wrote down its investments in Path 1 Network Technologies Inc. ("Path 1") and FastVibe Corporation, which resulted in a $27.8 million charge recorded through equity interest in earnings (losses) of partly owned businesses. Prior to the write down, the Company had been accounting for the losses from these investments using the equity method of accounting. For fiscal 2003 and 2004, the earnings (losses) from partly owned businesses relate to the Company's investment in eyeon Software, Inc. Subsequent to April 30, 2004, the Company disposed of its interest in Path 1 for net proceeds of approximately $2.0 million. This will be recorded as a gain in the first quarter of 2005.

        The (gain) loss from discontinued operations in fiscal 2002 was from the Company's semiconductor business, Silicon Construction Sweden AB ("SiCon"), for which a formal plan of disposal was adopted in October 2001. The Company has sold over 80% of its interest in SiCon in fiscal 2003 for $0.3 million. During 2004, the Company determined that the remaining accrual for discontinued operations liabilities of $0.8 million was no longer required and recorded a credit for this amount in the consolidated statements of earnings. The Company continues to retain less than a 20% share in SiCon, and does not retain any special rights. This investment is accounted for as a portfolio investment, and carried at $nil.

Net Loss

        As a result of the above, the Company is reporting a net loss of ($37.3 million) for 2004, ($98.5 million) for 2003 and ($44.7 million) for 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash Position

        At April 30, 2004, the Company's cash and cash equivalents position was $31.6 million compared to $18.6 million at the end of 2003. The primary reasons for the increase in cash and cash equivalents are the proceeds from issuance of capital stock, and improved collections from accounts receivable and inventory turns offset by the net loss incurred by the Company.

        The Company has established a three-year, $20.0 million senior secured credit facility with CIT Business Credit Canada Inc. This facility is available for general corporate purposes and the Company's future growth plans. Availability of the facility is based on quality and aging of accounts receivable in North America, and was $8.4 million at April 30, 2004. The Company has not drawn any amount on the facility.

        During the second quarter of 2004, the Company issued 4,788,000 common shares through a public offering for net proceeds of $20.5 million. The funds were to be used for funding future acquisitions to expand skills and technology necessary to execute the Company's strategic plans, working capital and general corporate purposes. Subsequent to year-end, the Company used these funds to acquire Videotek.

        It is anticipated that working capital of $86.2 million is sufficient to meet the Company's daily cash requirements throughout the next twelve months. Part of the Company's strategy to grow is through acquisition, which is not part of the Company's daily cash requirements. The Company may access the capital markets from time-to-time for a variety of purposes, including the funding of acquisitions.

Working Capital

        The Company carries significant inventory and accounts receivable balances. The Company has targeted these areas to reduce its working capital requirements, and expects to generate cash from these balances in 2005. The Company has made progress on those initiatives in the fourth quarter by reducing inventory by over $2.0 million, excluding the restructuring charges. Further, the Company's accounts receivable has been reduced by over $3.5 million compared to last year through improved collection management. The Company plans to reduce its inventory investment in 2005 through tighter controls and capitalizing on the reduced portfolio size after the restructuring.

Capital Assets and Expenditures

        Capital assets, net of accumulated depreciation, decreased to $34.7 million in 2004 from $47.4 million at April 30, 2003. Additions to capital assets were $2.5 million during fiscal 2004, and $3.6 million in the prior year, which were financed from cash balances.

        The Company plans to spend between $5.0 million and $7.0 million on capital projects during fiscal 2005, and a similar amount in fiscal 2006, excluding acquisitions. The expenditures will include more flexible surface mount equipment for its VP&D and Post products, computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flow from operations. The Company may enter into a lease for the surface mount equipment.

        During 2004, the Company sold its building in Virginia, USA, through a sale/leaseback arrangement. Total proceeds on the sale were $3.2 million, and the Company has future minimum lease payments of $2.3 million over the next 10 years. The accounting gain on sale of $1.1 million is being deferred and amortized over the leaseback period.

Acquisition

        Subsequent to year-end, the Company acquired Videotek. Terms of the acquisition include a payment in May 2004 for $17.8 million dollars, with an additional $2.7 million dollars in November 2004 and $1.4 million – $4.1 million dollars in May 2005. $2.7 million of the May 2005 payment is contingent on Videotek achieving certain revenue and gross margin targets. The Company made the first payment from its cash balances and is planning to make the remaining payments from its cash balances.

Capital Stock and Dividends

        As at April 30, 2004, the Company had 34,590,910 common shares outstanding. The Company has not declared any dividends over the past three fiscal years. The Company does not plan to declare or pay any dividends in the next twelve months.

COMMITMENTS AND LONG-TERM LIABILITIES

        The Company has entered into various operating leases for premises, automobiles and office equipment. The future minimum operating lease commitments for the next five years and thereafter are as follows:

Fiscal year ending April 30:	($000's)
2005	$4,206
2006	3,802
2007	3,484
2008	3,355
2009	3,355
Thereafter	5,815

$24,017

        The Company has entered into certain non-cancellable purchase orders to purchase raw materials. As at April 30, 2004, the Company was committed to purchase $2.5 million of inventory that cannot be cancelled.

        The Company has long-term liabilities of $5.9 million at April 30, 2004. These liabilities relate to the lease exit costs associated with vacating one floor of its UK facilities and the deferred gain on the sale-leaseback of its Virginia building. These long-term liabilities are expected to be relieved as follows (in $000's):

Fiscal year ending April 30	Lease exit costs	Deferred gain	Total
2006	1,194	175	1,369
2007	1,194	175	1,369
2008	1,194	175	1,369
2009	1,194	128	1,322
2010	1,194	37	1,231
Thereafter	896	135	1,031

	6,866	825	7,691
Present value adjustment	(1.811)	—	(1.811)

Total	5,055	825	5,880

        The lease exit costs will be paid in cash, and may be accelerated if an appropriate early termination fee can be negotiated. The deferred gain is a non-cash liability and will be amortized into earnings over the remaining term of the lease-back period.

Related Party Transactions

        During fiscal 2004 the Company entered into certain transactions with law firms of which two directors of the Company were then partners. Total amounts paid to these related parties for legal services totaled $0.7 million (2003 — $0.6 million, 2002 — $0.8 million) and for legal fees associated with financing transactions totaled $0.2 million (2003 — nil, 2002 — nil). Compensation of $0.2 million was paid to a director for services as interim CEO of the Company during the year. Related party transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada with reconciliation to US GAAP, as disclosed in note 20 to the 2004 consolidated financial statements. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Company's 2004 consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, asset retirement obligations, employee termination benefits, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

        Revenue is derived primarily from the sale of equipment and services. Revenue is recognized upon shipment, provided that title to the goods is transferred to customers, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

Income Taxes

        The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers factors such as the reversal of future income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

        The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Stock-Based Compensation

        The Company has a stock option plan for employees and directors. The Company has adopted the revised CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense in fiscal 2004. Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. Any consideration paid by employees on the exercise of stock options is recorded as share capital. The determination of the fair value of the stock options requires management to make estimates as to the estimated life of the options and the expected volatility of the stock. A change in these factors could impact the compensation expense recorded in the statement of earnings.

        The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding		Weighted average remaining contractual life (years)	Weighted average exercise price per option	Number exercisable	Weighted average exercise price per option
$4.04 – $8.07	737,000	*	4.2	$5.95	101,350	$7.04
$8.08 – $12.10	376,625		2.4	9.27	199,475	9.29
$12.11 – $16.14	40,700		1.6	15.41	28,300	15.41
$16.15 – $20.17	191,700		1.2	19.55	148,700	19.46
$20.18 – $24.21	367,025		1.5	21.33	261,975	21.32
$24.22 – $28.24	294,675		0.6	25.01	262,875	24.98

	2,007,725		2.5	$13.68	1,002,675	$18.00

*
Included in the above figures are 300,000 performance based stock options with an exercise price of $4.44 which vest upon the Company achieving certain quarterly earnings targets over a two year period and expire in November 2008. At April 30, 2004, 37,500 options were vested.

        The Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and accordingly, has recorded compensation expense of $114 in fiscal 2004.

Restructuring Charges

        The Company recorded a $9.6 million inventory charge and $13.4 million in other restructuring charges related to cost savings initiatives incurred during the first and fourth quarters of fiscal 2004, primarily for workforce reductions and lease exit costs. The restructuring charges are primarily employee severance and benefit costs and future lease costs. The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstract EIC-134, "Accounting for Severance and Termination Benefits" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities." These standards require the Company to prospectively record any restructuring charges only when the liability is incurred and can be measured at fair value. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances and adjusts accordingly.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Generally Accepted Accounting Principles

        In July 2003, the CICA Handbook Section 1100, "Generally Accepted Accounting Principles" was introduced. This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

Liabilities and Equity

        In November 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments — Presentation and Disclosure" to require obligations that may be settled at the issuer's option by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, obligations issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

        The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2006 fiscal year on a retroactive basis and the adoption of this standard is not expected to have any impact on the consolidated financial statements.

RISK FACTORS

        In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

        Over the past two years, the US, European and many other economies have experienced an economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

        The Company sells into over 80 countries worldwide. Regional and international political or economic unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

New Products and Technological Change

        The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards. The Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

        The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

        The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10.0 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, ability to provide 24 hour support 365 days a year, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships, and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

        The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

        There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

        Demand for the capital equipment supplied by the Company can fluctuate with macro-economic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company's sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve.

        These risks are mitigated in part by the following factors:

  •
  The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.

  •
  The geographic breadth of the Company's distribution provides a hedge against economic or political events in any one region of the world.

  •
  A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company's business is replacement and upgrade business rather than new projects.

  •
  Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology.

        There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

        The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including National Association of Broadcasters ("NAB") in April and International Broadcasting Convention ("IBC") in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

        The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

        The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

        Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to US dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

        During the past four quarters, the US dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in US dollars and reports its consolidated financial statements in Canadian dollars. If US dollar weakness persists, this will adversely impact the Company's revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company's US dollar exposure.

Carrying Value of Future Tax Assets

        The Company's carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

        The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

        With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

        In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Product Defects

        If any of the Company's products prove defective, the Company may be required to redesign or recall such products. A redesign or recall may cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse effect on the Company's financial performance.

Third-Party Suppliers

        The Company uses third-party suppliers for all components used in the Company's systems. Although the Company often has multiple suppliers for each such component, the loss of certain of these suppliers, or the inability of certain of these suppliers to deliver components to the Company on a timely basis, could materially adversely affect the Company's business operations and prospects.

Reliance on Dealers and Systems Integrators

        A significant portion of the Company's sales are sourced, developed and closed through dealers and system integrators. The Company believes that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market Leitch's products, may experience financial difficulties or even close operations. In addition, the Company's dealers and retailers are not contractually obligated to sell Leitch's products. Therefore, they may, at any time, refuse to promote or pay for the Company's products. Also, since many of the Company's distribution arrangements are non-exclusive, resellers may carry competitors' products and could discontinue carrying the Company's products in favour of competitors' products. As a result of these risks, the Company could experience unforeseen variability in its revenues and operating results.

Regulation

        The broadcasting and communications industries are regulated by the Federal Communications Commission in the US, the Canadian Radio-Television and Telecommunications Commission in Canada and by similar regulatory bodies throughout the world. These agencies have made rulings in the recent years relating to the adoption of new standards for broadcasters. The timing and nature of these rulings may impact the equipment purchased by broadcasters, which may result in the Company experiencing unforeseen variability in revenues and operations results.

SUMMARY OF QUARTERLY RESULTS

Summary Financial Results ($000's)

	Quarter ending
	April 30, 2004	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	April 30, 2003	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002
Revenue	$41,858	$38,792	$36,412	$37,524	$38,216	$49,086	$45,726	$46,953
Cost of goods sold (adjusted)	22,768	21,417	20,667	20,332	20,632	24,749	22,794	22,159

Gross margin (excluding restructuring)	19,090	17,375	15,745	17,192	17,584	24,337	22,932	24,794

Expenses (income)
Selling and administrative expenses	14,503	14,773	15,086	13,585	17,493	16,754	17,663	16,501
Gross research and development	7,977	7,492	7,976	8,798	9,509	9,226	9,087	8,938
Investment tax credits	(726)	(703)	(774)	(774)	(878)	(914)	(856)	(884)
Interest income, net	(143)	(65)	(154)	(42)	(87)	(23)	(22)	(12)

Operating Expenses	21,611	21,497	22,134	21,567	26,037	25,043	25,872	24,543

Income taxes (recovery)	—	—	—	(2,243)	(1,123)	(289)	(911)	78

Net Operating Income (Loss)	$(2,521)	$(4,122)	$(6,389)	$(2,132)	$(7,330)	$(417)	$(2,029)	$173

Net Operating Income (Loss) per share
Basic	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)	(0.07)	0.01
Diluted	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)	(0.07)	0.01
Adjusted gross margin %	46%	45%	43%	46%	46%	50%	50%	53%
Selling and admin as % of sales	35%	38%	41%	36%	46%	34%	39%	35%
Gross R&D as % of sales	19%	19%	22%	23%	25%	19%	20%	19%

Selected Financial Information ($000's)
Loss from continuing operations	(22,564)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)	(1,385)
Loss per share from continuing operations:
Basic	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)
Diluted	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)
Net loss	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)	(1,385)
Loss per share:
Basic	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)
Diluted	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)

        The following table reconciles Net earnings (loss) to Net Operating Income (Loss) (as defined)

	Quarter ending
	April 30, 2004	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	April 30, 2003	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002
Net loss under Canadian GAAP	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)	(1,385)
Inventory charge	9,634	—	—	—	—	—	—	—
Restructuring charges	10,464	—	—	2,918	—	—	—	—
Write-down and amortization:
Goodwill	—	—	—	—	73,824	—	—	—
Acquired technology	—	—	—	—	10,746	1,502	1,502	1,508
Equity interest in losses of partly owned businesses	(55)	(8)	3	6	(68)	(40)	(131)	50
Income taxes — partly owned businesses	—	—	—	—	—	—	—	—
Estimated loss on disposal of discontinued operations, net of tax benefit	(827)	—	—	—	—	—	—	—

Net Operating Income (Loss)	(2,521)	(4,122)	(6,389)	(2,132)	(7,330)	(417)	(2,029)	173

FOURTH QUARTER HIGHLIGHTS

        Revenue for the fourth quarter increased by $3.6 million, or 10% compared to the same period last year as the Company's NEXIO™ server product continued to gain momentum, and the products introduced in VP&D over the past two years continued to gain acceptance in the marketplace. Post production sales were down for the quarter due to the Post product line entering a renewal phase as the Company introduces its next-generation non-linear editor, VelocityHD, and a number of software-based products.

        Operating expenses excluding restructuring charges in the fourth quarter were $21.7 million or 52% of revenue compared to $26.1 million or 68% of revenue for the same period last year. The reduction in operating expenses was the result of the savings initiatives undertaken in the first and fourth quarters of fiscal 2004, combined with the effects of foreign exchange, which resulted in a $1.5 million reduction in reported expenses. Operating expenses in both years include approximately $1.2 million in costs associated with attendance at NAB.

        During the fourth quarter of 2004, the Company recorded restructuring charges of $4.1 million related to staff reductions, an inventory charge of $9.6 million, and charges related to lease exit costs of $6.4 million as the Company vacated one of two floors it leases in the UK. During the fourth quarter of 2003, the Company wrote off certain intangible assets totaling $84.6 million.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Management is responsible for their integrity, objectivity and reliability and, where necessary, they reflect management's best estimates and judgments. Management is also responsible for the maintenance of financial and operating systems, which include effective controls, to provide reasonable assurance that the Corporation's assets are safeguarded and that reliable financial information is produced.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The board exercises these responsibilities through its Audit Committee whose members are not involved in the daily activities of the Corporation. Each quarter the Audit Committee meets with management and, as necessary, with the independent auditors, KPMG LLP, to satisfy itself that management's responsibilities are properly discharged and to review and report to the Board on the consolidated financial statements.

        In accordance with generally accepted auditing standards, the independent auditors conduct an examination each year in order to express a professional opinion on the consolidated financial statements.

/s/ Timothy E. Thorsteinson	/s/ David A. Toews
Timothy E. Thorsteinson President & Chief Executive Officer	David A. Toews Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Leitch Technology Corporation as at April 30, 2004 and 2003 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three-year period ended April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada June 4, 2004	Chartered Accountants

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)
April 30, 2004 and 2003

	2004	2003
Assets
Current assets:
Cash and cash equivalents	$31,603	$18,560
Accounts receivable	26,347	29,916
Inventory (note 6)	44,605	56,873
Future income taxes (note 11)	3,085	5,705
Income taxes recoverable	481	1,153
Prepaid expenses and other assets	6,384	6,128

	112,505	118,335
Capital assets (note 7)	34,656	47,403
Future income taxes (note 11)	27,473	20,020
Investments in partly owned businesses (note 4)	1,762	1,708

	$176,396	$187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$26,296	$24,837
Income taxes payable	19	39

	26,315	24,876
Future income taxes (note 11)	6,650	5,407
Other long-term liabilities (note 14)	5,880	—
Shareholders' equity:
Capital stock (note 8)	234,637	214,066
Contributed surplus (note 8)	114	—
Cumulative translation account	(2,177)	841
Deficit	(95,023)	(57,724)

	137,551	157,183
Commitments (note 19)
Subsequent events (notes 3 and 4(c))

	$176,396	$187,466

On behalf of the Board:

(Signed) ANTHONY GRIFFITHS Chairman	(Signed) GRAHAM SAVAGE Director

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Revenue	$154,586	$179,981	$198,242
Cost of goods sold, including inventory charge (note 14)	94,818	90,334	93,548

Gross margin	59,768	89,647	104,694
Expenses:
Selling and administrative	57,947	68,411	69,782
Gross research and development	32,243	36,760	37,353
Investment tax credits	(2,977)	(3,532)	(3,516)
Restructuring and other charges (note 14)	13,382	—	—
Investment income, net	(404)	(144)	(260)

	100,191	101,495	103,359

Earnings (loss) from continuing operations before amortization, equity interests and income taxes	(40,423)	(11,848)	1,335
Write-down and amortization (note 2):
Goodwill	—	73,824	—
Acquired technology	—	15,258	5,801
Equity interest in losses (earnings) of partly owned businesses (note 4)	(54)	(189)	30,245

Loss from continuing operations before income taxes	(40,369)	(100,741)	(34,711)
Income taxes (recovery) (note 11)	(2,243)	(2,245)	382
Income taxes (recovery) — partly owned businesses (note 11)	—	—	2,133

	(2,243)	(2,245)	2,515

Loss from continuing operations	(38,126)	(98,496)	(37,226)
Loss from discontinued operations, net of tax benefit (note 15)	—	—	(2,099)
Gain (loss) on disposal of discontinued operations, net of tax benefit (notes 2 and 15)	827	—	(5,347)

Loss for the year	$(37,299)	$(98,496)	$(44,672)

Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Loss per share from continuing operations:
Basic	$(1.16)	$(3.31)	$(1.25)
Diluted	(1.16)	(3.31)	(1.25)

Loss per share:
Basic	$(1.13)	$(3.31)	$(1.50)
Diluted	(1.13)	(3.31)	(1.50)

Weighted average number of shares outstanding (thousands):
Basic	32,966	29,782	29,782
Diluted	32,966	29,782	29,782

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(In thousands of Canadian dollars)
Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Retained earnings (deficit), beginning of year	$(57,724)	$40,772	$85,444
Loss for the year	(37,299)	(98,496)	(44,672)

Retained earnings (deficit), end of year	$(95,023)	$(57,724)	$40,772

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)
Years ended April 30, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Loss from continuing operations	$(38,126)	$(98,496)	$(37,226)
Items not involving cash:
Depreciation	11,859	13,184	9,966
Future income taxes	(4,166)	(5,301)	(4,129)
Stock-based compensation (note 9)	206	—	—
Amortization of goodwill and acquired technology	—	6,013	5,801
Write-down of goodwill and acquired technology	—	83,069	—
Equity interest in losses (earnings) of partly owned businesses	(54)	(189)	30,245
Deferred gain on disposal of building	53	—	—
Loss (gain) on disposal of capital assets	425	272	(406)
Net change in non-cash balances related to operations (note 18)	17,194	17,821	3,191

Cash flows provided by (used in) continuing operations	(12,609)	16,373	7,442
Cash flows used in discontinued operations	—	(508)	(3,925)

Cash flows provided by (used in) operating activities	(12,609)	15,865	3,517
Cash flows from financing activities:
Other long-term liabilities	5,880	—	—
Issue of capital stock	21,546	—	—
Share issue costs	(1,067)	—	—

Cash flows provided by financing activities	26,359	—	—
Cash flows from investing activities:
Investment in capital assets	(2,543)	(3,642)	(14,953)
Business acquisitions and investments, net of cash acquired	—	—	(989)
Proceeds from disposal of capital assets	3,581	3,062	3,123

Cash flows provided by (used in) investing activities	1,038	(580)	(12,819)
Change in cash balances due to foreign exchange	(1,745)	(4,667)	3,258

Increase (decrease) in cash and cash equivalents	13,043	10,618	(6,044)
Cash and cash equivalents, beginning of year	18,560	7,942	13,986

Cash and cash equivalents, end of year	$31,603	$18,560	$7,942

Supplemental cash flow information:
Income taxes paid	$396	$1,176	$3,492
Interest paid	7	109	307

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except number of shares and per share amounts)
Years ending April 30, 2004, 2003 and 2002

Leitch Technology Corporation ("Leitch" or the "Company") is incorporated under the Ontario Business Corporations Act. The Company is a global leader in the design, development and distribution of high-performance audio and video systems for the professional television industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, internet and business-to-business. Leitch is headquartered in Toronto, Canada, with other key offices in the United States, the United Kingdom, France and Hong Kong.

1.     Significant accounting policies:

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with the accounting principles generally accepted in the United States ("US GAAP"), except as described in note 20.

(a)
Principles of consolidation:

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's main operating subsidiaries are: Leitch Technology International Inc. (Canada); Leitch Incorporated (USA); Leitch Europe Limited (UK); and Leitch Asia Limited (Hong Kong). Intercompany transactions and balances are eliminated on consolidation.

(b)
Measurement uncertainty:

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, asset retirement obligations, employee termination benefits, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates.

(c)
Revenue recognition:

        Revenue is derived primarily from the sale of equipment and services. Revenue is recognized upon shipment, provided that title to the goods is transferred to customers, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

(d)
Cash and cash equivalents:

        Cash and cash equivalents are defined as highly liquid investments with original maturities of 90 days or less when purchased.

(e)
Inventory:

        Inventory is valued at the lower of cost and net realizable value. Cost includes materials and an application of relevant manufacturing value-add. In determining net realizable value, the Company considers factors such as aging and future demand of the inventory, product lifecycle, and the ability to return inventory to suppliers.

(f)
Capital assets:

        Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the following methods and annual rates:

Asset	Basis	Rate
Buildings	Straight line	4% – 5%
Automobiles	Declining balance	30%
Computer equipment and software	Straight line	20% – 33%
Equipment	Straight line	10% – 20%
Leasehold improvements	Straight line	Over term of lease
(g)
Impairment of long-lived assets:

        In December 2002, the CICA issued Handbook Section 3063, "Impairment on Disposal of Long-lived Assets ("Section 3063") and revised CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" ("Section 3475"). These Sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment," and Section 3475, "Discontinued Operations." The new standards are consistent with US GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts or fair values, less costs to sell. Prior to May 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate. The Company adopted Sections 3063 and 3475 effective May 1, 2003, and the adoption of these standards did not have a material impact on the consolidated financial statements.

(h)
Equity-accounted investments:

        Investments in which the Company has significant influence but not control ("partly owned businesses") are accounted for using the equity method. Under the equity method, investments are initially recorded at cost and the carrying value is adjusted, thereafter, to include the Company's pro rata share of post-acquisition earnings or losses of the investee. If there is a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

(i)
Research and development expenditures:

        Research costs, other than capital expenditures that have alternative uses, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

(j)
Goodwill and acquired technology:

        Goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets of businesses acquired. The Company is required to evaluate goodwill or whether events or changes in circumstances indicate that the carrying amount may not be recoverable. Management conducts a fair value impairment test for goodwill using discounted future cash flows expected to be provided by the operations of the reporting units to determine whether the fair value of each reporting unit exceeds its carrying value, including goodwill. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

        Other intangible assets, shown as acquired technology, represent the fair value of existing technology purchased at the time of acquisition of the assets of Agilevision, LLC ("Agilevision") and the common shares of Digital Processing Systems Inc. ("DPS") were being amortized on a straight-line basis over a period of four years. An impairment in the value of acquired technology is assessed based on projected discounted future cash flows.

        The Company conducted its annual goodwill and acquired technology assessment in the fourth quarter of fiscal 2003 and recorded an impairment charge. The impairment charge is described in note 2.

(k)
Foreign currency translation:

        Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date; revenue and expense items are translated at the average rates prevailing during the year. The resulting gains or losses are included in the consolidated statements of earnings, except exchange gains or losses arising from the translation of the Company's self-sustaining foreign operations, which are included in the cumulative translation account in shareholders' equity. When there is a reduction in the Company's net investment in a self-sustaining foreign operation, a proportionate amount of the cumulative translation account is included in the determination of consolidated loss for the year.

(l)
Income taxes:

        The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized for all significant temporary differences between the tax and accounting treatment bases of assets and liabilities and for certain carryforward items. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the year that includes the enactment or substantive enactment date. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

(m)
Investment tax credits:

        The Company uses the cost reduction method of accounting for investment tax credits. Under this method, investment tax credits are treated as a reduction of the relevant asset account or of research and development expenses in the year that the credits become available and there is reasonable assurance that they will be realized.

(n)
Stock-based compensation:

        The Company has a stock option plan for employees and directors. The Company has adopted the revised CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense in fiscal 2004. Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. Any consideration paid by employees on the exercise of stock options is recorded as share capital. All stock options issued under this plan have an exercise price equal to or greater than the fair market value of the underlying common shares on the date of grant. The stock option plan and related disclosures is further described in note 9.

(o)
Earnings per share:

        Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

(p)
Financial instruments and hedging relationships:

        The Company uses derivative financial instruments to hedge the cash flow risk associated with forecasted transactions in foreign currencies. These instruments include foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and the Company does not enter into derivatives for speculative purposes.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and at the end of each quarter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

        Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period as the underlying hedged transaction, or in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

(q)
Restructuring charges:

        The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstract EIC-134, "Accounting for Severance and Termination Benefits" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities." These standards require the Company to prospectively record any restructuring charges only when the liability is incurred and can be measured at fair value. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances and adjusts accordingly.

(r)
Asset retirement obligations:

        In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation. The Company adopted this standard effective May 1, 2003, and there was no impact on the consolidated financial statements.

(s)
Recently issued accounting pronouncements:

(i)
Generally accepted accounting principles:

          In July 2003, the CICA Handbook Section 1100, "Generally Accepted Accounting Principles." This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

  (ii)
  Liabilities and equity:

          In November 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments — Presentation and Disclosure," to require obligations that may be settled at the issuer's option by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, obligations issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

          The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2006 fiscal year on a retroactive basis, and the adoption of this standard is not expected to have any impact on the consolidated financial statements.

2.     Goodwill and acquired techology:

(a)
Goodwill:

        During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test. The weak global economic environment, as well as prolonged declines in the professional video market, contributed to an impairment of goodwill in the fourth quarter as estimated fair values of all the Company's reporting units fell below their respective carrying values. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair values were based on management's estimates, including estimates of current and future industry conditions. Cash flows were discounted using a weighted average cost of capital. The Company recorded a goodwill impairment charge of $73,824, which reduced its goodwill balance to nil. During the fourth quarter of fiscal 2002, the Company determined that the fair values of each of its reporting units exceeded the carrying values of those reporting units. Accordingly, no impairment loss was recognized in fiscal 2002.

        In fiscal 2002, as a result of the decision to dispose of the Semiconductor segment, the Company wrote down the goodwill balance of its Semiconductor reporting unit to nil. The write-down resulted in a charge to estimated loss on disposal of discontinued operations of $1,311.

(b)
Acquired technology:

        In the fourth quarter of fiscal 2003, the Company recorded an impairment charge totalling $9,245, to write down acquired technology in the Video Processing and Distribution and Post Production reporting units in connection with the regular recoverability review of acquired technology.

        Amortization of acquired technology was nil, $6,013 and $5,801 for the years ended April 30, 2004, 2003 and 2002, respectively.

3.     Business acquisition:

        Subsequent to April 30, 2004, the Company acquired all the shares of Videotek, Inc. Videotek designs, manufactures and distributes innovative hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional video and television broadcast markets. The purchase consideration for the acquisition consists of cash of $21,906, assumption of debt of $2,054 and acquisition costs of $1,027. The cash consideration is payable as follows: (i) $17,798 on the closing date of May 14, 2004, (ii) $2,739 six months after the closing date and (iii) $1,369 twelve months after the closing date. In addition, $2,739 will become payable upon the achievement of certain revenue and margin targets as specified in the agreement. The excess of the purchase price over the fair value of net tangible assets acquired is approximately $12,391 and will be allocated to goodwill and other intangible assets. Any amounts allocated to other intangible assets will be amortized over their estimated useful lives.

        The acquisition will be accounted for using the purchase method and, accordingly, the results of operations will be included in the consolidated financial statements from the date of acquisition.

        The Company has not yet completed the allocation of the purchase price for the acquisition. The preliminary allocation of the purchase price, based on management's estimates is as follows:

Net working capital	$4,792
Capital assets	7,119
Other assets	685
Goodwill and other intangible assets	12,391

$24,987

Consideration comprises:
Cash	$21,906
Assumption of debt	2,054
Acquisition costs	1,027

$24,987

        Any contingent consideration paid will be recorded as additional goodwill.

4.     Investments in partly owned businesses:

        The investments in partly owned businesses comprise the following:

	Ownership %	2004	Ownership %	2003
Path 1 Network Technologies Inc.	7	—	17	—
eyeon Software Inc.	50	1,762	50	1,708

		$1,762		$1,708

        The equity interest in losses (earnings) of partly owned businesses and write-downs comprise:

	2004	2003	2002
Equity interest in losses (earnings):
Path 1 Network Technologies Inc.	—	—	$2,147
eyeon Software Inc.	(54)	69	(33)
FastVibe Corporation	—	—	290
Write-downs (gains):
Path 1 Network Technologies Inc.	—	—	25,249
FastVibe Corporation	—	(258)	2,592

	$(54)	$(189)	$30,245

(a)
eyeon Software Inc.:

        On October 12, 2000, the Company acquired a 50% interest in eyeon Software Inc. ("eyeon") as part of the Company's acquisition of DPS. eyeon develops compositing and image processing software that is bundled in DPS products, as well as sold to third parties. The Company has significant influence but does not control eyeon and accounts for this investment under the equity method. At the time of acquisition of DPS, eyeon's fair value was determined to be $1,674. DPS acquired its 50% interest in eyeon in 1996.

(b)
FastVibe Corporation:

        On September 20, 2000, the Company acquired a 12.5% interest in FastVibe Corporation ("FastVibe"). Purchase consideration totalled $3,675, comprised entirely of cash. The excess of cost over net tangible assets acquired of $3,570 was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in FastVibe by $2,592 for other than temporary decline in the fair value of the investment.

        During 2003, the Company sold its interest in FastVibe for proceeds of $258.

(c)
Path 1 Network Technologies Inc.:

        On April 20, 2000, the Company acquired a 37.7% interest in Path 1 Network Technologies Inc. ("Path 1"). Path 1 designs and develops software and hardware that allows for broadcast-quality video, CD-quality audio, telephony and other time-critical data to be transmitted end-to-end over IP Ethernet Networks with guaranteed quality of service.

        The purchase consideration totalled $35,563, comprising $16,178 and 806,000 common shares valued at $19,385, which resulted in an excess of cost over net tangible assets acquired of $34,102. The purchase price difference was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in Path 1 by $25,249 as a result of a number of factors, including the financial condition of both Path 1 and the markets in which it operates.

        Subsequent to year end, the Company sold its investment in Path 1 for net proceeds of approximately $2,040. This amount will be recorded as a gain during the Company's first quarter of fiscal 2005.

5.     Banking facilities:

        On October 31, 2003, the Company cancelled its existing revolving line of credit. On November 10, 2003, the Company obtained a three-year operating bank line of up to $20,000 bearing interest at a variable rate based on the bank's prime lending rate plus 0.25%. In addition, the Company is obligated to pay a commitment fee of 0.25% on the unused portion. The line is secured by all of the North American assets of the Company, and availability is based on quality and aging of accounts receivable in North America. No amounts were drawn under the facility at April 30, 2004. Availability on the facility based on accounts receivable at April 30, 2004, was $8,378.

6.     Inventory:

	2004	2003
Raw materials	$11,917	$18,209
Work in progress	2,700	3,930
Finished goods	29,988	34,734

	$44,605	$56,873

7.     Capital assets:

2004	Cost	Accumulated depreciation	Net book value
Land	$894	—	$894
Buildings	6,091	2,162	3,929
Automobiles	181	177	4
Computer equipment and software	24,957	14,928	10,029
Equipment	52,976	37,096	15,880
Leasehold improvements	7,050	3,130	3,920

	$92,149	$57,493	$34,656

2003	Cost	Accumulated depreciation	Net book value
Land	$1,584	—	$1,584
Buildings	10,574	4,559	6,015
Automobiles	284	268	16
Computer equipment and software	25,834	12,264	13,570
Equipment	57,201	36,172	21,029
Leasehold improvements	8,043	2,854	5,189

	$103,520	$56,117	$47,403

        During 2004, the Company entered into a sale leaseback transaction with respect to its Virginia, USA, building. The building was sold for net proceeds of $3,219, resulting in a gain on sale of $1,126. The entire building is being leased back for five years, and approximately 37% of the square footage is being leased for an additional five years. The gain on sale is being deferred and amortized over the weighted average lease term.

8.     Capital stock:

  Authorized:

    Unlimited preference shares, issuable in series

    Unlimited common shares

        A summary of changes to issued share capital is as follows:

	Common shares
	Number	Amount
Issued and outstanding, April 30, 2001, 2002 and 2003	29,782,080	$214,066
Issue of common shares for cash	4,788,000	21,546
Share issuance costs, net of income taxes of $460	—	(1,067)
Shares issued as compensation	20,830	92

Issued and outstanding, April 30, 2004	34,590,910	$234,637

        Pursuant to a short form prospectus filed on August 21, 2003, the Company issued 4,450,000 common shares and a further 338,000 common shares through an over allotment option. The price per share for the offering was $4.50, and the gross proceeds from the issuance was $21,546 (less share issue costs of $1,527 and related tax benefit of $460).

        As part of an employment contract, the Company agreed to grant 100,000 common shares of the Company to the Chief Executive Officer, which will vest equally over 24 months commencing in December 2003. As these are direct awards of shares, the fair value, based on the share price of $4.44 on the date of grant is being recorded as compensation cost in the Company's consolidated statement of earnings ratably over the vesting period. During 2004, 20,830 shares were issued under this contract.

9.     Stock-based compensation:

        The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

        Activity under the Company's stock option plan is summarized as follows:

	Options	Weighted average exercise price per option
Outstanding, April 30, 2001	3,188,785	$23.06
Granted	881,500	11.05
Cancelled	(1,138,085)	21.80

Outstanding, April 30, 2002	2,932,200	19.94
Granted	410,000	7.18
Cancelled	(521,825)	25.17

Outstanding, April 30, 2003	2,820,375	17.12
Granted	366,000	4.85
Cancelled	(1,178,650)	19.17

Outstanding, April 30, 2004	2,007,725	13.68

Exercisable, April 30, 2004	1,002,675	$18.00

        The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2004:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding		Weighted average remaining contractual life (years)	Weighted average exercise price per option	Number exercisable	Weighted average exercise price per option
$4.04 – $8.07	737,000	*	4.2	$5.95	101,350	$7.04
$8.08 – $12.10	376,625		2.4	9.27	199,475	9.29
$12.11 – $16.14	40,700		1.6	15.41	28,300	15.41
$16.15 – $20.17	191,700		1.2	19.55	148,700	19.46
$20.18 – $24.21	367,025		1.5	21.33	261,975	21.32
$24.22 – $28.24	294,675		0.6	25.01	262,875	24.98

	2,007,725		2.5	$13.68	1,002,675	$18.00

*
Included in the above figures are 300,000 performance-based stock options with an exercise price of $4.44, which vest upon the Company achieving certain quarterly earnings targets over a two-year period and expire in November 2008. At April 30, 2004, 37,500 options were vested.

        The Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense of $114 in fiscal 2004.

        Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method, and no compensation expense was recorded. Section 3870 provides that companies also disclose, on a pro forma basis, loss for the year and loss per share had the Company adopted the fair value method for accounting for stock options granted from May 1, 2001, to April 30, 2003. Had compensation expense been determined based on the fair value at the grant dates for these stock options, the Company's results would have been as follows:

	2004	2003
Loss for the year:
As reported	$(37,299)	$(98,496)
Pro forma	(38,195)	(99,673)

Loss per share as reported:
Basic	$(1.13)	$(3.31)
Diluted	(1.13)	(3.31)

Loss per share pro forma:
Basic	$(1.16)	$(3.35)
Diluted	(1.16)	(3.35)

        The fair value of each stock option grant, was determined on the date of grant, and the estimated fair value of the options is amortized over the vesting period on a straight-line basis. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following weighted average assumptions:

	2004	2003
Risk-free interest rate	4.0%	4.3%
Dividend yield	0.0%	0.0%
Expected life	5 years	5 years
Expected volatility	52%	48%
Weighted average grant date fair values of options issued:
Options granted at estimated market price	$2.25	$3.01
Options granted at greater than estimated market price	1.68	1.71

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future years.

10.   Loss per share:

        The computation of basic loss per share is as follows:

	2004	2003	2002
Loss for the year attributable to common shares	$(37,299)	$(98,496)	$(44,672)

Weighted average common shares outstanding	32,965,676	29,782,080	29,782,080

Basic loss per share	$(1.13)	$(3.31)	$(1.50)

        As the Company experienced a loss for the years ended April 30, 2004, 2003 and 2002, all potential common shares outstanding are considered anti-dilutive and all excluded from the calculation of diluted loss per share.

11.   Income taxes:

        The provision for income taxes comprises:

	2004	2003	2002
Current tax expense (recovery)	$(494)	$448	$2,910
Future tax recovery	(1,749)	(2,693)	(2,528)

	(2,243)	(2,245)	382
Future tax expense — partly owned businesses	—	—	2,133

Income tax expense (recovery)	$(2,243)	$(2,245)	$2,515

        The Company's provision for income taxes is made up as follows:

	2004	2003	2002
Provision for income tax recovery based on statutory Canadian corporate tax rates	$(14,429)	$(38,312)	$(11,592)
Effect on recovery attributable to the following items:
Manufacturing and processing credit	254	(154)	1,376
Foreign operations subject to different tax rates	447	472	685
Non-deductible amortization of goodwill and acquired technology	—	30,005	(1,482)
Differences between carrying cost and adjusted cost base of the investment in partly owned businesses	—	28	14,288
Non-taxable research and development credits	(483)	(731)	(508)
Other	(283)	932	(252)
Valuation allowance	12,251	5,515	—

Income tax expense (recovery)	$(2,243)	$(2,245)	$2,515

        Future income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis.

        Future tax assets and liabilities comprise the following as at April 30, 2004, and 2003:

	2004	2003
Future tax assets:
Current:
Inventory and other reserves	$3,085	$5,705
Long-term:
Income tax effect of net operating losses carried forward	31,990	19,353
Income tax effect of non-operating losses carried forward	761	728
Share issue costs	594	417
Goodwill	1,105	1,309
Research and development pool	6,973	2,845
Reserves	2,979	—
Other	837	883

	45,239	25,535
Less valuation allowance	17,766	5,515

	27,473	20,020

Total future tax assets	$30,558	$25,725

Future tax liabilities:
Long-term:
Capital assets — differences in depreciation and undepreciated capital costs	$2,812	$2,423
Investment tax credits	1,892	1,038
Other	1,946	1,946

Total future tax liabilities	$6,650	$5,407

12.   Pension costs:

        A number of subsidiaries of the Company operate defined contribution savings plans (the "Plans") for their employees. The assets of the Plans are held separately from those of the Company in independently administered funds. Contributions paid and expensed by the Company for the years ended April 30, 2004, 2003 and 2002 amounted to $1,189, $1,382 and $1,357, respectively.

13.   Related party transactions:

        The Company has entered into certain transactions with law firms of which two directors of the Company are partners. Total amounts paid to these related parties for legal services totalled $651 (2003 — $625, 2002 — $767) and for legal fees associated with financing transactions totalled $247 (2003 — nil, 2002 — nil). Compensation of $162 was paid to a director for services as interim CEO of the Company during the year. Related party transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.   Restructuring and other charges:

        In fiscal 2004, the Company announced restructuring plans to reduce its expense base. These restructuring plans were focused on consolidating facilities, workforce reductions and accelerating the obsolescence of certain of the Company's product offerings.

        98 employees have been terminated as of April 2004 and will be paid out within 14 to 16 months after year end. The Company vacated one floor of the facilities in the U.K. prior to April 30, 2004, and has accrued the lease rental costs for the remaining lease term and related asset impairment charges. These costs have been recorded in the consolidated statements of earnings as restructuring and other charges.

        The write-down of inventory of $9,634 recorded in cost of sales is associated with the Company's decision to accelerate the obsolescence of certain product offerings.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Provision during 2004	Paid during 2004	Outstanding April 30, 2004
Cash Component:
Severance	$6,698	$3,724	$2,974
Lease exit costs	6,045	—	6,045
Other	148	—	148

	$12,891	$3,724	$9,167
Non-cash component:
Asset write-down	311
Forgiveness of employee loan	180
Inventory charge	9,634

Total restructuring	23,016
Amount recorded as a component of cost of sales	(9,634)

Total restructuring and other charges	$13,382

Long-term liabilities consist of:
Lease exist costs	$5,055
Deferred gain on sale of building	825

Total restructuring and other charges	$5,880

        The accrued restructuring liability was recorded in accrued liabilities and other long-term liabilities in the consolidated balance sheets.

15.   Discontinued operations:

        During the second quarter of fiscal 2002, the Company approved a formal plan to sell the Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment, SiliCon Construction Sweden AB ("SiCon Sweden"), as a discontinued operation with a measurement date of October 31, 2001. Subsequent to October 31, 2001, the Company closed the North American operations of the Semiconductor segment and wrote down the value of the related goodwill, resulting in an estimated loss on disposal of discontinued operations of $5,347, net of tax benefit of $445. The estimated loss on disposal and results of operations have been excluded from continuing operations in the consolidated statements of earnings for all years presented. The loss from discontinued operations is net of tax benefits of $858 for the year ended April 30, 2002.

        During fiscal 2003, the Company sold 80.1% of its interest in the Semiconductor operating segment for $299.

        The Company continues to hold less than a 19.9% interest in SiCon Sweden with standard rights applicable to all common shareholders. The Company accounts for its remaining interest in SiCon Sweden as a portfolio investment with a carrying value of nil. During fiscal 2004, the Company determined that the remaining accrual for discontinued operations liabilities of $827 was no longer required and recorded a credit for this amount in the consolidated statements of earnings.

        The Semiconductor segment had revenue as follows:

	2004	2003	2002
Revenue	—	—	$1,594

16.   Segmented information:

        The Company's operations include three reportable segments. These segments are Video Processing and Distribution, Servers and Post Production. Video Processing and Distribution includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. The Post Production segment includes products that are used to capture, edit and record digital video.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates performance based on several factors, of which the primary financial measures are revenue and contribution margin. The Company defines contribution margin as gross margin less net research and development costs.

        Inter-segment transactions are accounted for at market prices.

(a)
Industry segments:
2004	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$112,471	$26,757	$15,358	—	—	$154,586
Internal	—	—	—	4,608	(4,608)	—

	$112,471	$26,757	$15,358	$4,608	$(4,608)	$154,586

Contribution margin	$30,615	$4,773	$4,748	$(5,026)	$(4,608)	$30,502
Selling and administrative expenses						57,947
Other charges						13,382
Investment income, net						(404)

Loss from continuing operations before amortization, equity interests and income taxes						$(40,423)

Total assets	$115,756	$28,340	$15,391	$16,909	—	$176,396

Capital asset expenditures	$1,616	$545	$382	—	—	$2,543

2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$126,537	$32,667	$20,777	—	—	$179,981
Internal	—	—	—	4,608	(4,608)	—

	$126,537	$32,667	$20,777	$4,608	$(4,608)	$179,981

Contribution margin	$43,237	$5,702	$7,480	$4,608	$(4,608)	$56,419
Selling and administrative expenses						68,411
Interest income, net						(144)

Loss from continuing operations before equity interests, write-down and amortization and income taxes						$(11,848)

Total assets	$131,868	$29,294	$18,003	$8,301	—	$187,466

Capital asset expenditures	$2,297	$690	$655	—	—	$3,642

2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$140,779	$35,252	$22,211	—	—	$198,242
Internal	—	—	—	3,258	(3,258)	—

	$140,779	$35,252	$22,211	$3,258	$(3,258)	$198,242

Contribution margin	$53,128	$9,488	$8,241	$3,258	$(3,258)	$70,857
Selling and administrative expenses						69,782
Interest income, net						(260)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,335

Total assets	$195,052	$55,362	$45,889	$11,091	—	$307,394

Capital asset expenditures	$11,158	$1,647	$1,765	—	—	$14,570

Goodwill and acquired technology additions	$989	—	—	—	—	$989

(b)
Geographic segments:

        The Company's external revenue by geographic region is based on the region in which the customer is located. The identifiable assets and goodwill are based on the geographic area in which the Company operates:

2004	United States	Europe	Non-US Americas	Pacific Rim	Total
Revenue	$62,963	$38,042	$21,870	$31,711	$154,586
Identifiable assets	50,046	30,207	88,162	7,981	176,396

2003	United States	Europe	Non-US Americas	Pacific Rim	Total
Revenue	$89,874	$33,034	$27,134	$29,939	$179,981
Identifiable assets	55,627	32,200	94,183	5,456	187,466

2002	United States	Europe	Non-US Americas	Pacific Rim	Total
Revenue	$97,119	$39,065	$32,611	$29,447	$198,242
Identifiable assets	69,875	31,100	109,213	8,124	218,312
Goodwill and acquired technology	20,705	12,934	55,443	—	89,082

        Capital assets employed in Canada, United States, Europe and other in 2004 were $26,499, $5,426 and $2,731, respectively, and in 2003 were $32,695, $10,342 and $4,366, respectively.

17.   Financial instruments:

(a)
Foreign currency risk management:

        The Company uses derivative financial instruments, principally foreign exchange option agreements and foreign exchange forward contracts, to manage the risk to the Company from fluctuations in exchange rates. Derivative financial instruments are not used for speculative purposes. Foreign exchange option and forward contracts are entered into with maturities of no longer than two years. As at April 30, 2004, the Company had entered into various forward contracts to sell US dollars at various rates and increments aggregating US $5,500. The contracts mature at various dates up to January 28, 2005. As at April 30, 2003, the Company had entered into various forward contracts to sell US dollars and Euros at various rates and increments aggregating US $12,000 and EUR 6,000. As at April 30, 2002, the Company had entered into various forward contracts to sell US dollars at various rates and increments in the aggregate US $4,000.

(b)
Credit risk:

        The Company does not have a significant exposure to any individual customer. As at April 30, 2004, and 2003, all of the Company's accounts receivable were insured, with the exception of G7 governments and certain Fortune 500 companies. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative financial instruments and accounts receivable insurance contract. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

(c)
Fair value disclosures:

        The carrying values of cash and cash equivalents, accounts receivable, other long-term liabilities and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. The fair value of the forward contracts was $49 lower and $887 higher than the carrying value of nil at April 30, 2004, and 2003, respectively. The fair value of the forward contracts was estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate the agreements.

18.   Net change in non-cash balances related to operations:

        The net change in non-cash balances related to continuing operations is as follows:

	2004	2003	2002
Accounts receivable	$3,569	$19,487	$853
Inventory	12,268	8,179	(1,940)
Income taxes	652	1,875	774
Prepaid expenses and other assets	(255)	1,097	(2,747)
Accounts payable and accrued liabilities	960	(12,817)	6,251

	$17,194	$17,821	$3,191

19.   Commitments:

        The Company has entered into various operating leases for premises, automobiles and office equipment. The future minimum operating lease commitments for the next five years and thereafter are as follows:

2005	$4,206
2006	3,802
2007	3,484
2008	3,355
2009	3,355
Thereafter	5,815

$24,017

        Rent expense was $4,259, $4,569 and $5,093 for the years ended April 30, 2004, 2003 and 2002, respectively.

20.   Reconciliation to US GAAP:

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the financial statements in accordance with US GAAP:

	2004	2003	2002
Net loss in accordance with Canadian GAAP	$(37,299)	$(98,496)	$(44,672)
DPS acquisition differences — IPR&D (a)(i)	—	2,763	1,107
Goodwill (a)(ii)	—	1,231	—
Adjustment to equity-accounted investment (b)	—	—	10,473
Tax effect of above adjustments		(610)	(6,151)

Loss in accordance with US GAAP	(37,299)	(95,112)	(39,243)
Change in cumulative translation account (c)	(3,018)	(5,321)	3,258
Mark-to-market gain (loss) on cash flow — hedged foreign currency contracts, net of income tax effect (c) and (d)	(49)	612	125

US GAAP comprehensive loss	$(40,366)	$(99,821)	$(35,860)

US GAAP loss per share:
Basic	$(1.22)	$(3.35)	$(1.20)
Diluted	(1.22)	(3.35)	(1.20)

Shareholders' equity based on Canadian GAAP	$137,551	$157,183	$261,000
DPS acquisition differences, net of income tax effect (a)	—	—	(3,384)
Other comprehensive income (c) and (d)	(49)	612	125

Shareholders' equity based on US GAAP	$137,502	$157,795	$257,741

Summary of accounting policy differences:

(a)
Adjustment for DPS acquisition differences, including in-process research and development ("IPR&D") and other acquisition costs:

(i)
Statement of Financial Accounting Standards 2, "Accounting for Research and Development Costs" ("SFAS 2") requires that all research and development costs be charged to expense as incurred. The Company would have expensed all acquired IPR&D related to the acquisition of DPS in 2001. The amount of IPR&D was determined through an independent valuation. The Canadian GAAP write-down and amortization of acquired technology related to IPR&D recorded during the years ended April 30, 2004, and 2003 is added back for US GAAP purposes.

(ii)
Under Canadian GAAP for the year ended April 30, 2003, the Company wrote off $1,231 in goodwill that would not have been included in goodwill under US GAAP. As a result, under US GAAP for the year ended April 30, 2003, write-down and amortization of acquired technology and goodwill would be reduced by $1,231.

(b)
Adjustment to equity-accounted investment:

        Under SFAS 2, the Company would have expensed all acquired IPR&D related to the investment in Path 1 in fiscal 2000. The Company's share of the IPR&D totalled $6,601, net of future taxes of $4,400. For the years ended April 30, 2001 and 2000, the amortization charge for goodwill would be reduced by $510 and $18, respectively, by allocating part of the purchase price to IPR&D. For the year ended April 30, 2001, tax rate reductions would reduce future income tax benefits by $1,594. As a result, the equity interest in the loss of Path 1 for the years ended April 30, 2001, and 2000 would increase by $1,084 and $3,525, respectively (for a total of $4,609), net of future income taxes of ($1,594) and $3,058, respectively. The investment in Path 1 would increase (decrease) by $510 and ($6,583) and future income taxes would increase (decrease) by ($1,594) and $3,058, respectively. During the year ended April 30, 2002, the Company wrote off its entire investment in Path 1. Under US GAAP, the write-down would be reduced by $4,609 for the charges taken in 2001 and 2000.

(c)
Comprehensive income:

        Under Statement of Financial Accounting Standards 130 ("SFAS"), "Reporting Comprehensive Income" ("SFAS 130"), all changes in shareholders' equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations of the period. Under Canadian GAAP, changes in the cumulative translation account are excluded from earnings and are included as separate component of shareholders' equity, and unrealized gain or losses on cash flow hedge transactions are not recorded until the hedged item is recognized in earnings.

(d)
Derivatives:

        The Company designates its derivatives based upon criteria established by SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates. These instruments include purchased foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as cash flow hedges. For these derivatives, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

        During 2002, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as their assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

        For the years ended April 30, 2004, and 2003, the application of SFAS 133 would have no impact on the Company's net earnings (loss). As at April 30, 2004, and 2003, prepaid expenses and other assets would increase (decrease) by $(49) and $887, respectively; future income taxes, a current asset, would decrease by nil and $275, respectively; and other comprehensive income, a component of shareholders' equity under US GAAP, would increase (decrease) by $(49) and $612, respectively.

(e)
Income taxes:

        For Canadian GAAP, the Company follows the provisions of the CICA Handbook Section 3465, "Income Taxes." For US GAAP reconciliation purposes, the Company follows the recommendation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

        Under US GAAP, investment tax credits received by the Company in respect of its research and development expenditures are recorded as a reduction of income tax expense, while under Canadian GAAP, these tax credits are recorded as a reduction of the research and development expense. Although there is no impact on net earnings (loss), under US GAAP, earnings (loss) before income tax expense for the years ended April 30, 2004, 2003 and 2002 would have decreased by $2,977, $3,532 and $3,516, respectively, and income tax expense would have decreased by a corresponding amount.

(f)
Amortization of goodwill and acquired technology:

        Under US GAAP, the Company would not present a subtotal prior to write-down and amortization of acquired technology and goodwill and would include write-down and amortization of acquired technology and goodwill with other operating costs under the heading expenses.

SUPPLEMENTARY FINANCIAL INFORMATION

Years ended April 30
(In thousands of Canadian dollars except per share amounts, Unaudited)

Income Statement Data	2004	2003	2002	2001	2000
Revenue	$154,586	$179,981	$198,242	$218,168	$161,241
Cost of goods sold (adjusted)	85,184	90,334	93,548	98,688	67,798
Inventory Charge	9,634	—	—	—	—

Gross margin	59,768	89,647	104,694	119,480	93,443
Expenses
Selling and administrative expenses	57,947	68,411	69,782	64,354	43,037
Gross research and development	32,243	36,760	37,353	32,725	24,647
Investment tax credits	(2,977)	(3,532)	(3,516)	(3,107)	(3,357)
Other Charges	13,382	—	—	—	—
Investment income	(404)	(144)	(260)	(1,808)	(907)

	100,191	101,495	103,359	92,164	63,420

Earnings (loss) from continuing operations before amortization, equity interests and income taxes	(40,423)	(11,848)	1,335	27,316	30,023
Write-down and amortization of acquired technology and goodwill	—	89,082	5,801	7,117	2,128
Equity interest in losses (earnings) of partly owned businesses	(54)	(189)	30,245	9,046	274

Earnings (loss) from continuing operations before income taxes	(40,369)	(100,741)	(34,711)	11,153	27,621

Income taxes	(2,243)	(2,245)	382	8,505	9,440
Income tax recovery — partly owned businesses	—	—	2,133	(2,148)	—

	(2,243)	(2,245)	2,515	6,357	9,440

Earnings (loss) from continuing operations	(38,126)	(98,496)	(37,226)	4,796	18,181
Earnings (loss) from discontinued operations and estimated loss on disposal of discontinued operations — net of tax benefit	827	—	(7,446)	(2,478)	(894)

Net earnings (loss)	$(37,299)	$(98,496)	$(44,672)	$2,318	$17,287
Earnings (loss) per share:
Basic	(1.13)	(3.31)	(1.50)	0.08	0.68
Diluted	(1.13)	(3.31)	(1.50)	0.08	0.68

Net Operating Income (Loss)	2004	2003	2002	2001	2000
Earnings (loss) from continuing operations before amortization, equity interests and income taxes	$(40,423)	$(11,848)	$1,335	$27,316	$30,023
Remove other Charges	23,016	—	—	—	—
Income taxes	(2,243)	(2,245)	382	8,505	9,440

Net operating income (loss)	(15,164)	(9,603)	953	18,811	20,583

Net operating income (loss) per share:
Basic	(0.46)	(0.32)	$0.03	$0.66	$0.81
Diluted	(0.46)	(0.32)	$0.03	$0.66	$0.81

Balance Sheet Data	2004	2003	2002	2001	2000
Cash and cash equivalents	$31,603	$18,560	$7,942	$13,986	$15,405
Working capital	86,189	93,459	96,949	116,414	94,039
Total assets	176,396	187,466	308,258	345,620	231,419
Current liabilities	26,315	24,876	40,599	34,384	25,970
Total liabilities	38,845	30,283	47,258	43,206	29,345
Shareholders' equity	137,551	157,183	261,000	302,414	202,074

Shareholder Information

AUDITORS KPMG LLP Toronto, ON, Canada INCORPORATED 1971	INVESTOR RELATIONS
David A. Toews
Chief Financial Officer
Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-2721

 STOCK EXCHANGE
The Toronto Stock Exchange
(Symbol: LTV)	TRANSFER AGENT AND
SHAREHOLDER INFORMATION
Computershare Trust Company of Canada
100 University Avenue, 9th floor
Toronto, ON, Canada
M5J 2Y1
Tel: (800) 663-9097
Fax: (416) 981-9800

 ANNUAL MEETING
October 14, 2004, 11:00 am
TSX Conference Centre
Auditorium
Toronto Stock Exchange
The Exchange Tower
Main Floor
130 King Street West
Toronto, ON, Canada
M5X 1J2

Directors and Executive Officers

CHAIRMAN
Anthony Griffiths[1,2,3]
Chairman, Leitch Technology Corporation
and Corporate Director and
Independent Consultant
Toronto, ON, Canada

 DIRECTORS
Dr. William F. Baker, PhD[2,3]
President & CEO
WNET (Channel 13)
New York, NY, USA

David Chaikof[3]
Partner
Torys LLP
Toronto, ON, Canada

Gilles Hurtubise, P. Eng.[3]
Broadcasting Consultant
Rosemere, QE, Canada

Stan J. Kabala[1]
Corporate Director
Naples, FL, USA
Graham Savage[1]
Chairman
Callisto Capital LP
Toronto, ON, Canada

Brian Semkiw[2]
CEO
Rand Worldwide
Mississauga, ON, Canada

Tim Thorsteinson
President & Chief Executive Officer
Leitch Technology Corporation
Toronto, ON, Canada	EXECUTIVE OFFICERS
Tim Thorsteinson
President & Chief Executive Officer

David A. Toews
Chief Financial Officer

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Corporate Governance &
Nominating Committee

Leitch Technology Corporation Offices

HEAD OFFICE
Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445 9640
Fax: (416) 443 3088
Website: http://www.leitch.com
E-mail: info@leitch.com

 SUBSIDIARIES
Leitch Incorporated
4400 Vanowen Street
Burbank, CA 91505
USA
Tel: (818) 843 7004
Fax: (818) 842 8945

Leitch Europe Limited
Holland Park House
Oldbury
Bracknell, Berkshire
RG12 8TQ England
UK
Tel: +44 1344 446 000
Fax: +44 1344 446 100

Leitch Asia Limited
Room 1015-18, 10/Floor, Tower 1
Grand Century Place
No. 193 Prince Edward Road West
Kowloon, Hong Kong
Tel: +852 2776 0628
Fax: +852 2776 0227

Videotek, Inc.
243 Shoemaker Road
Pottstown, PA 19464-6433
Tel: (610) 327 2292
Fax: (610) 327 9295	SALES OFFICES
Atlanta, GA
Burbank, CA
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 REPRESENTATIVE OFFICES
Tokyo, Japan
Beijing, China

          Leitch Technology
          150 Ferrand Drive, Suite 700
          Toronto, Ontario M3C 3E5 Canada
          Toll Free: (800) 387-0233
          Tel: 416-445-9640
          Fax: 416-443-3088
          www.leitch.com

QuickLinks

Message to Shareholders
Management's Discussion and Analysis
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT TO THE SHAREHOLDERS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTARY FINANCIAL INFORMATION
SHAREHOLDER INFORMATION
DIRECTORS AND EXECUTIVE OFFICERS
LEITCH TECHNOLOGY CORPORATION OFFICES